

Provident Financial Holdings, Inc.

September 30, 2006

www.myprovident.com



Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.



Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GSM:	PROV
Share price:	$30.14
52-week range:	$25.04 - $33.15
Shares outstanding	6,886,345 shares
Market cap:	$207.6 million
P/E (ttm):	9.91
EPS (ttm):	$3.04
Annual div & yield:	$0.60 (1.99%)
Div distribution date:	08-Sep-06
Div record date:	17-Aug-06
As of September 30, 2006.	



Organizational Chart

Provident Financial Holdings, Inc.

```
                    ┌─────────────────────────┐
                    │   Provident             │
                    │   Financial             │
                    │   Holdings              │
                    │ (Holding Company)       │
                    └─────────────────────────┘
                                 │
  ┌──────────────────┐  ┌─────────────────┐  ┌──────────────────┐
  │   Mortgage       │  │   Provident     │  │   Community      │
  │   Banking        │··│   Bank          │··│   Banking        │
  │ (Provident Bank  │  │                 │  │ (Provident Bank) │
  │  Mortgage)       │  └─────────────────┘  └──────────────────┘
  └──────────────────┘           │
                        ┌─────────────────┐  ┌──────────────────┐
                        │   Provident     │  │   Real Estate    │
                        │   Financial     │··│   Operations     │
                        │   Corp          │  │                  │
                        └─────────────────┘  └──────────────────┘
```



PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate

- Expanding customer base and market

- Strong mortgage operations

- Outstanding asset quality

- Largest independent community bank headquartered in Riverside County, California

Provident Locations



Pleasanton, Northern California

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside (Winter 2006)
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2007)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga
- San Diego

Retail Offices:

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance
- Vista

5

Attractive Inland Empire Market

- "From 1990 to 2005, the Inland Empire added 500,192 jobs, that is 46% of the 1,086,141 job growth in Southern California. In 2005 alone, the region's 56,658 new jobs exceeded the combined growth of Orange County (32,717) and San Diego County (21,058)."
  Source: 2006 Husing Report.
- "People are moving to the Inland Empire due to the huge median home price advantage. Its $386,000 median price saved families: $124,000 (Los Angeles), $156,000 (San Diego), and $284,000 (Orange County)."
  Source: 2006 Husing Report.
- "The Inland Empire will add 1.76 million people from 2000 to 2020, more than all but seven U.S. states."
  Source: 2006 Husing Report.
- "Office absorption has reached record levels as some coastal firms have realized they need to be located in the midst of the Inland Empire's 3.9 million people and 1.2 million job economy."
  Source: 2006 Husing Report.



Business Strategy

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - "preferred loans" vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Financial Position:	As of 09/30/2006	As of 06/30/2005
Total assets ……………………..	$ 1.70 billion	$ 1.63 billion
Loans held for investment …….	$ 1.31 billion	$ 1.13 billion
Deposits ………………………..	$ 915.0 million	$ 918.6 million
Equity ……………………………	$ 138.4 million	$ 123.0 million
Tangible equity …………………	$ 138.4 million	$ 122.9 million

Financial Results:	Quarter Ended 09/30/2006	Quarter Ended 06/30/2005
Net income …………………….	$ 5.3 million	$ 4.8 million
Return on average equity ……..	15.25%	15.93%
Return on average assets …….	1.28%	1.22%
Net interest margin ……………	2.68%	2.90%
Efficiency ratio …………………	45.37%	50.63%
Total loan originations …………	$ 429.7 million	$ 511.1 million
Provident Bank ………………	$ 70.2 million	$ 73.3 million
Provident Bank Mortgage ….	$ 359.5 million	$ 437.8 million

Quarterly Net Income



(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Net Income was $3.8 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Earnings Release for the quarter ended September 30, 2006.

Pre-Tax Income - Operating Segments



(In Millions)

25% C.A.G.R. (1)

	06/05	09/05	12/05 (2)	03/06	06/06 (3)	09/06 (4)
Mortgage Banking	$3.8	$3.2	$2.1	$0.1	$1.2	$0.9
Community Banking	$4.6	$5.5	$6.3	$6.0	$6.1	$6.1

(Quarter Ended)

Community Banking   Mortgage Banking

(1) C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/05 through 09/30/06.

(2) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(3) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Pre-Tax Income for Community Banking was $5.6 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(4) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Earnings Release for the quarter ended September 30, 2006.

Quarterly Net Interest Income



(In Millions)

$12.0
$11.2 $11.0 $11.0 $11.2 $10.9 $10.8
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0

06/05   09/05   12/05   03/06   06/06   09/06

(Quarter Ended)

11

Non-Interest Income



(In Millions)

Legend: Gain on Sale of Loans | Other Fees

Quarter Ended: 06/05, 09/05, 12/05 (1), 03/06, 06/06, 09/06 (2)

Quarter	Gain on Sale of Loans	Other Fees
06/05	$5.1	$1.4
09/05	$4.4	$1.6
12/05 (1)	$3.4	$1.7
03/06	$2.7	$1.5
06/06	$3.1	$1.5
09/06 (2)	$3.5	$1.6

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees were $8.0 million as described in the Form 10-Q for the quarter ended December 31, 2005.
(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Earnings Release for the quarter ended September 30, 2006.

Net Interest Margin



Net Interest Margin vs. Fed Funds



	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06
NIM (%)	2.93%	2.98%	2.90%	2.80%	2.87%	3.00%	2.82%	2.68%
Fed Funds (%)	2.25%	2.75%	3.25%	3.75%	4.25%	4.75%	5.25%	5.25%

Operating Expenses



(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Operating Expenses were $8.9 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

G&A to Average Assets



(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, G&A to Average Assets was 2.26%.

Efficiency Ratio



(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, the Efficiency Ratio was 57.54% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Earnings Release for the quarter ended September 30, 2006.

Return on Average Assets



(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Assets was 0.96% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Earnings Release for the quarter ended September 30, 2006.

Return on Average Equity



(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Equity was 11.20% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Earnings Release for the quarter ended September 30, 2006.



Diluted Earnings per Share

Provident Financial Holdings, Inc.

Chart: Diluted Earnings per Share by Quarter Ended

Quarter Ended	Diluted EPS
06/05	$0.68
09/05	$0.71
12/05 (1)	$0.70
03/06	$0.49
06/06 (2)	$0.60
09/06 (3)	$0.57

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Diluted Earnings per Share was $0.56 as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Earnings Release for the quarter ended September 30, 2006.

Book Value per Share



11% C.A.G.R.*

	06/05	09/05	12/05	03/06	06/06	09/06
Book Value per Share	$17.68	$18.22	$19.12	$19.31	$19.48	$20.09
Tangible Book Value per Share	$17.67	$18.21	$19.12	$19.30	$19.48	$20.09

(Quarter Ended)

■ Book Value per Share   ■ Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/05 through 09/30/06.

21



Community Banking







Total Assets

Provident Financial Holdings, Inc.

(In Millions)

A 3D bar chart titled "Total Assets" showing quarterly figures:

Quarter Ended	Total Assets
06/05	$1,632
09/05	$1,631
12/05	$1,576
03/06	$1,563
06/06	$1,622
09/06	$1,696

(Quarter Ended)

23

Loan to Investment Mix



(In Millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/05 through 09/30/06.



Provident Bank Loan Originations (Primarily "Preferred Loans")



(In Millions)

Chart: Provident Bank Loan Originations by Quarter Ended

Quarter Ended	Amount
06/05	$73
09/05	$84
12/05	$52
03/06	$109
06/06	$86
09/06	$70

(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)





"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



	06/05	09/05	12/05	03/06	06/06	09/06
Non-Performing Assets	$590	$1,811	$849	$1,549	$2,528	$4,426
NPA to Total Assets	0.04%	0.11%	0.05%	0.10%	0.16%	0.26%

Asset Quality

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



	06/05	09/05	12/05	03/06	06/06	09/06
PLL	$335	$65	-$27	$1,301	-$205	$637
ALL to LHI	0.81%	0.82%	0.79%	0.87%	0.81%	0.82%

Transaction Accounts, CDs & Borrowings



Deposit Composition





30





Mortgage Banking



Provident Bank Mortgage Loan Originations



(In Millions)

Chart data — Quarter Ended:

Quarter Ended	Saleable	Portfolio
06/05	$335	$103
09/05	$369	$103
12/05	$301	$99
03/06	$250	$42
06/06	$284	$83
09/06	$311	$48

(Quarter Ended)

Legend: ■ Saleable ■ Portfolio

PBM Purchase vs. Refinance



	06/05	09/05	12/05	03/06	06/06	09/06
■ Refinance	43%	55%	51%	53%	55%	58%
■ Purchase	57%	45%	49%	47%	45%	42%

(Quarter Ended)

33



"High Margin" vs. "Low Margin" Products

Provident Financial Holdings, Inc.

(In Millions)

Chart data (Quarter Ended):

Quarter Ended	"High Margin" Products	"Low Margin" Products
06/05	$231	$104
09/05	$250	$119
12/05	$230	$71
03/06	$179	$71
06/06	$206	$78
09/06	$240	$71

(Quarter Ended)

■ "High Margin" Products ■ "Low Margin" Products

Loan Sale Margin



Capital Management

Stockholders' Equity



(In Millions)

10% C.A.G.R.*

Quarter Ended	Value
06/05	$123
09/05	$126
12/05	$131
03/06	$137
06/06	$136
09/06	$138

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/05 through 09/30/06.

37

Share Repurchase Program



	06/05	09/05	12/05	03/06	06/06	09/06
Shares Repurchased	66,900	28,000	169,015	21,590	148,564	111,185
Average Cost per Share	$27.26	$28.30	$27.25	$29.36	$29.65	$30.35

(Quarter Ended)

38



Cash Dividend per Share

$0.16

$0.14 $0.14 $0.14 $0.14 $0.15 $0.15 $0.15

$0.12

$0.10

$0.08

$0.06

$0.04

$0.02

$0.00
      06/05   09/05   12/05   03/06   06/06   09/06

(Quarter Ended)

Consolidated Capital Ratio



Bank Capital Ratio

Tier 1 Core Capital Ratio



Stock Performance



	Mar 2005	Jun 2005	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Aug 2006
PROV	$100	$95	$95	$90	$112	$104	$106
Nasdaq Bank Index	$100	$103	$104	$106	$112	$110	$112
Nasdaq Stock Index	$100	$103	$108	$111	$118	$110	$110

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on March 31, 2005 and that all dividends were reinvested.





Provident Financial Holdings, Inc.



www.myprovident.com